Exhibit 99.1

PRESS RELEASE

AEROPUERTOS ARGENTINA 2000 S.A.

ANNOUNCES THE EARLY PARTICIPATION RESULTS AND EXTENSION OF EARLY PARTICIPATION DEADLINE FOR ITS EXCHANGE OFFER FOR NEWLY ISSUED 8.500% CLASS I SERIES 2021 ADDITIONAL SENIOR SECURED NOTES DUE 2031

BUENOS AIRES, Argentina, October 13, 2021 – Aeropuertos Argentina 2000 S.A. (the “Company”) announced today the early participation results of the previously announced exchange offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 issued on February 6, 2017 (CUSIP: 00786P AC8 / P0092M AE3; ISIN: US00786PAC86/ USP0092MAE32) (the “Series 2017 Notes”) and its outstanding 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 issued on May 20, 2020 (CUSIP: 00786P AD6 / P0092M AF0; ISIN: US00786PAD69 / USP0092MAF07) (the “Series 2020 Notes” and, jointly with the Series 2017 Notes, the “Existing Notes”) for newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) and solicitation (the “Consent Solicitation”) of consents to certain Proposed Amendments to the Indenture governing the Existing Notes and certain waivers as described in the Exchange Offer Memorandum dated September 28, 2021 (the “Exchange Offer Memorandum”). Capitalized terms not defined herein shall have the meaning assigned to them in the Exchange Offer Memorandum.

As of 5:00 P.M. (New York City time) on October 12, 2021, (i) US$8,478,000 aggregate outstanding principal amount of the Series 2017 Notes, representing approximately 16% of the total outstanding principal amount of the Series 2017 Notes, and (ii) US$198,034,499 aggregate outstanding principal amount of the Series 2020 Notes, representing approximately 61% of the total outstanding principal amount of the Series 2020 Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the Exchange and Information Agent for the Exchange Offer. Since tenders for more than 50% of the outstanding principal amount of the Existing Notes, including more than 50% of the outstanding principal amount of the Series 2020 Notes, have been received and withdrawal rights have expired, the Company expects to execute the Indenture in connection with the Proposed Amendments promptly after the acceptance of such tenders and satisfaction of certain conditions. The Indenture will be effective upon execution but only operative upon consummation of the Exchange Offer. The Company reserves the right, subject to applicable law, to waive any and all conditions to the Exchange Offer.

In order to give Eligible Holders additional time to participate in the Exchange Offer, the Company also announced today the extension of the Early Participation Deadline to 11:59 P.M. (New York City time) on October 26, 2021. Accordingly, Eligible Holders (as defined below) who validly tender and who have not validly withdrawn Existing Notes at or prior to that time and whose Existing Notes are accepted for exchange will receive US$1,000 principal amount of Series 2021 Notes per each US$1,000 of Outstanding Principal Amount of Existing Notes validly tendered, plus accrued and unpaid interest on such Existing Notes from, and including, the most recent date on which interest was paid to, but not including, the Settlement Date.

The Withdrawal Deadline has not been extended and expired at 5:00 P.M. (New York City time) on October 12, 2021. Accordingly, holders may no longer withdraw Existing Notes tendered in the Exchange Offer, except in certain limited circumstances as set forth in the Exchange Offer Memorandum. All other terms and conditions of the Exchange Offer and Consent Solicitation, as previously announced and described in the Exchange Offer Memorandum, remain unchanged.

The Exchange Offer and the Solicitation will expire at 11:59 P.M. (New York City time) on October 26, 2021, unless extended by the Company in its sole discretion.

The Exchange Offer is being made, and the Series 2021 Notes are being offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon an exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer and the Solicitation (such Holders, “Eligible Holders”), provided that Eligible Holders who qualify as Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees may not participate in the Exchange Offer and the Solicitation unless they also complete, sign and submit a letter of transmittal in the form attached as Appendix A to the Exchange Offer Memorandum to the Exchange and Information Agent. Holders who desire to obtain and complete an eligibility letter, proxy materials and letter of transmittal should visit the website for this purpose at https://bonds.morrowsodali.com/AA2000Eligibility

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Series 2021 Notes, nor shall there be any sale of the Series 2021 Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Series 2021 Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws. The public offering of the Series 2021 Notes was authorized by the Comisión Nacional de Valores (“CNV”) in accordance with the Argentine Capital Markets Law No. 26,831 (as amended), the Negotiable Obligations Law No. 23,576 (as amended) and the regulations of the CNV.

None of the Company, the dealer managers, the trustee or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for Series 2021 Notes in the Exchange Offer or deliver proxies in respect of any of the proposed amendments to the Existing Indenture in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

Gimena Albanesi Planning Manager +5411-44852-6411 galbanesi@aa2000.com.ar	OR	The Exchange and Information Agent Morrow Sodali Ltd +1 203 609 4910 AA2000@investor.morrowsodali.com

Joint Dealer Managers for the Exchange Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Attn: Liability Management Group Toll Free: (800)558-3745 Collect: (212) 723-6106	Goldman Sachs & Co. LLC 200 West Street New York, New York 10282 Attention: Liability Management Group U.S. Toll-free: +1 (800) 828-3182 Collect: (212) 357-1452 Email: GS-LM-NYC@gs.com	Santander Investment Securities Inc. 45 East 53rd Street New York, New York 10022 Attn: Liability Management Toll free: (855) 404-3636 Collect: (212) 940-1442

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. Aeropuertos Argentina 2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world.